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                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                          STATEMENT ON SCHEDULE 14D-9


               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934


                              (Amendment No. 1)


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                             PALMER WIRELESS, INC.
                           (Name of Subject Company)

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                             Palmer Wireless, Inc.
                      (Name of Person(s) Filing Statement)

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                 Class A Common Stock, par value $.01 per share
                         (Title of Class of Securities)

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                                   697033108
                     (CUSIP Number of Class of Securities)

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                             Palmer Wireless, Inc.
                             12800 University Drive
                           Fort Myers, Florida 33907
                           Attention: William J. Ryan
                                 (941) 433-4350

          (Name, Address and Telephone Number of Person Authorized to
                Receive Notices and Communications on Behalf of
                         the Person(s) Filing Statement

                                 With a copy to
                         David B. H. Martin, Jr., Esq.
                             Hogan & Hartson L.L.P.
                             555 13th Street, N.W.
                             Washington, D.C. 20004

                           Exhibit Index is on page 6
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                  Palmer Wireless, Inc. has revised and restated this Schedule
14D-9 in its entirety as follows:


Item 1.           SECURITY AND SUBJECT COMPANY


                  The name of the subject company is Palmer Wireless, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 12800 University Drive, Fort Myers, Florida 33907. The titles of the classes of equity securities to which this Statement relates are the Class A common stock, par value $.01 per share, (the "Class A Common Stock") and the Class B common stock, par value $.01 per share (the "Class B Common Stock," and collectively with the Class A Common Stock, the "Common Stock") of the Company.



Item 2.           TENDER OFFER OF THE BIDDER


                  This Statement relates to a tender offer by Price Communications Corporation, a Delaware Corporation ("Price Communications"), disclosed in a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), dated September 5, 1997, to acquire up to 3,000,000 shares of Common
Stock (the "Shares") in exchange for shares of Price Communications common stock (the "Exchange Offer"). Under the Exchange Offer, Price Communications will issue Price Communications common stock with an aggregate market value of $18.00 for each Share that is purchased, all upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 5, 1997 and the related Letter of Transmittal. For purposes of determining the exchange ratio, the market value of Price Communications' common stock will be determined by taking the average closing price per share for the five trading days ending on September 17, 1997.


                  According to the Schedule 14D-1, the principal executive offices of Price Communications are located at 45 Rockefeller Plaza, Suite 3200, New York, New York, 10020.


Item 3.           IDENTITY AND BACKGROUND

                  (a) The name and address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

                  (b) Except as set forth in this Item 3(b), to the knowledge of the Company as of the date hereof, there are no material contracts, agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) Price Communications or its respective executive officers, directors or affiliates.

THE MERGER AGREEMENT


                  On May 23, 1997, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Price Communications and Price Communications Cellular Merger Corp., a wholly-owned subsidiary of Price Communications, pursuant to which Price Communications has agreed to pay $17.50 in cash in exchange for each share of the Company's Common Stock (the "Merger"). A description of the Merger Agreement can be found in the section entitled "General Description of the Merger" of the Proxy Statement sent to the Company's stockholders on August 13, 1997 in connection with the special meeting of stockholders scheduled for September 19, 1997 (the "Proxy Statement"), attached as part of Exhibit A to the Company's letter to stockholders dated September 5, 1997, attached hereto as Exhibit 1. As an inducement to Price Communications entering into the Merger Agreement, Palmer Communications Incorporated, a Delaware corporation ("PCI"), the largest stockholder of the Company, entered into a voting agreement with Price Communications (the "Voting Agreement"). A description of the Voting Agreement can be found in the section of the Proxy Statement entitled "The Voting Agreement" attached as part of Exhibit A to the Company's letter to stockholders dated September 5, 1997, attached hereto as Exhibit 1. The Merger Agreement was negotiated and executed before the Company learned of Price Communications' intention to submit the Exchange Offer to the Company's stockholders.



                  Certain directors and executive officers of the Company have personal interests in the Merger. Under the terms of the Merger Agreement, the Company's directors and executive officers who hold options to purchase stock in the Company would be entitled to receive, along with other option holders, cash payments upon termination of their options with the consummation of the Merger. Under the Merger Agreement, Price Communications has agreed to continue to indemnify current prospective indemnitees of the Company and maintain the current liability insurance policies relating to the Company's executive officers and directors for six years. The employment agreements between the Company and certain of its executive officers provide for cash payments to the officers in the event of their


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termination under certain circumstances, including a change of control of the Company. Price Communications has entered into employment agreements with Messrs. Ryan, Wisehart and Meehan. A description of these interests can be found in the section of the Proxy Statement entitled "Interests of Certain Persons in the Merger," which is attached as part of Exhibit A to the Company's letter to stockholders dated September 5, 1997, attached hereto as Exhibit 1.



Item 4.           THE SOLICITATION OR RECOMMENDATION


                  (a) The Board of Directors is expressing no opinion and remaining neutral towards the exchange offer.




                  (b) Because the Board believes that the Merger Agreement is fair and in the best interests of the Company and its stockholders and has made no investigation of Price Communications, the ongoing management of the Company's cellular operations by Price Communications or the advisability of an investment in Price Communications stock, the Board of Directors expresses no opinion and remains neutral toward the Exchange Offer. The Board of Directors believes that the decision by the Company's stockholders of whether to tender their shares of common stock pursuant to the Exchange Offer should be based on personal factors, including whether they wish to receive cash or Price Communications common stock or a combination thereof for their shares.



Item 5.           PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED


                  The Company engaged Goldman, Sachs, & Co. ("Goldman Sachs") to act as its financial advisor under an agreement dated January 29, 1997.
Under this agreement, assuming the aggregate consideration paid by Price Communications is $880 million, the Company will pay Goldman Sachs a fee of approximately $5,500,000. The Company has also agreed to reimburse Goldman Sachs for its reasonable out-of-pocket expenses, including attorney's fees, plus any sales, use or similar taxes arising in connection with the Merger
Agreement, and to indemnify Goldman Sachs against certain liabilities, including certain liabilities under the federal securities laws.


                  Goldman Sachs has provided certain investment banking services to the Company from time to time for which it has received customary compensation. In the ordinary course of its business, Goldman Sachs may from time to time effect transactions and hold positions in securities of the Company and Price Communications.

                  Except as disclosed therein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Exchange Offer or the Merger.

Item 6.           RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES


                  (a) Other than issuances of Common Stock by the Company to employees under stock option or purchase plans, no transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director or affiliate.



                  (b) The Company has been informed that certain of its directors and executive officers (including its President and Chief Executive Officer and its Chief Financial Officer) have determined to tender an aggregate of at least 12,849 shares of the Company's Common Stock, and that certain other directors and executive officers have not yet had the opportunity to determine whether to tender Shares in the Exchange Offer. PCI, the holder of all of the Class B Common Stock, intends to exchange such shares in the Merger.



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Item 7.           CERTAIN NEGOTIATIONS AND TRANSACTIONS BY SUBJECT COMPANY

                  (a) The Company is not engaged in any negotiation in response to the Exchange Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or
(iv) any material change in the present capitalization or dividend policy of the Company.


                  (b) Except for the Merger Agreement, there are no transactions, Board of Directors' resolutions, agreements in principle or signed contracts in response to the Exchange Offer that relate to or would result in one or more of the events referred to above.



Item 8.           ADDITIONAL INFORMATION TO BE FURNISHED

                  None.


Item 9.           MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.

         1        Letter to Stockholders of the Company dated September 5, 1997





         2 Agreement and Plan of Merger by and among Palmer Wireless, Inc., Price Communications Corporation and Price Communications Cellular Merger Corp., dated as of May
                  23, 1997 (incorporated by reference to the Company's amended proxy materials on Schedule 14A, which was filed with the Securities and Exchange Commission on August 25, 1997)



         3 Voting Agreement between Palmer Wireless, Inc. and Price Communications Corporation dated as of May 23, 1997 (incorporated by reference to the Company's amended proxy materials on Schedule 14A, which was filed with the Securities and Exchange Commission on August 25, 1997)






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                                   SIGNATURE




                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Palmer Wireless, Inc.


                                        By:
                                           --------------------------
                                             William J. Ryan
Dated September 5, 1997                      President and
                                             Chief Executive Officer


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                               INDEX TO EXHIBITS


                                                                                                  Sequentially
                                                                                                  Numbered
Exhibit No.       Exhibit Description                                                               Page
- -----------       -------------------                                                             ------------

         1        Letter to Stockholders of the Company,
                  dated September 5, 1997....................................................           7




         2 Agreement and Plan of Merger by and among Palmer Wireless, Inc., Price Communications Corporation and Price Communications Cellular Merger Corp., dated as of May 23, 1997 (incorporated by reference to the Company's amended proxy materials on Schedule 14A, which was filed with the Securities and Exchange Commission on August 25, 1997)



         3 Voting Agreement between Palmer Wireless, Inc. and Price Communications Corporation dated as of May 23, 1997 (incorporated by reference to the Company's amended proxy materials on Schedule 14A, which was filed with the Securities and Exchange Commission on August 25, 1997)







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